Steinhoff International Holdings Ltd

RECEIVED
2006 SEP 18 P 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07 June 2006

06016930

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find a copy of a public announcement in respect of a change to our Board of Directors made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

SUPPL

PROCESSED
SEP 19 2006
THOMSON FINANCIAL

dew 9/19

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA, P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135

###15/03/2006 - Steinhoff International Holdings Limited - Change To Board Of Dir###

15/03/2006 - 19:12:15

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Registration Number: 1998/003951/06
(Incorporated in the Republic of South Africa)
(JSE Code: SHF : ISIN No. ZAE000016176)
(Steinhoff)
Change to Steinhoff Board of Directors - Notice in terms of Section 3.59 of the Listing Requirements of the JSE Limited
Shareholders are advised that the Board has appointed Mr Johannes Nicolaas Stephanus du Plessis, an independent non executive, in an executive capacity, which resulted in Mr du Plessis stepping down as non-executive director from the Board. In addition, it was resolved to appoint Mr du Plessis as an alternate director to Markus Johannes Jooste to harness his knowledge and experience of corporate affairs, which will take immediate effect.
By order of the Board
SJ Grobler
Company Secretary
15 March 2006
Sponsor
PSG CAPITAL LIMITED
Date: 15/03/2006 11:35:58 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED